Mail Stop 3561

June 30, 2005

James A. Brown, Chief Executive Officer and Secretary
Ashlin Development Corporation
4400 North Federal Highway, Suite 210
Boca Raton, Florida 33431

> **Re: Ashlin Development Corporation**
> **Revised Preliminary Proxy Materials on Schedule 14A**
> **Filed June 21, 2005**
> **File No. 0-29245**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Communication with Board of Directors, page 2

1. We suggest that this section heading and the first paragraph following it be placed after this section, or elsewhere in the proxy material, to enhance clarity and to make more evident that the information in the other sub-sections immediately following this sub-caption relates to General Information regarding voting procedures.

Certain Relationships and Related Transactions, page 5

Background, pages 6 and 7

2. Since Mr. Tisi's employment agreement terminated with the effectiveness of the company's plan of reorganization on January 28, 2005, please clarify which of the agreed upon payments under the amendment of April 9, 2004 you actually paid prior to that time.

Board of Directors Committees, page 10

 Nominating Committee, page 12

3. It appears that you should include in the proxy statement information required by Item 7(d)(2)(ii)(D) of Schedule 14A. Please revise.

4. Please include also the information required by Item 7(d)(2)(ii)(E) of Schedule 14A, or, in the alternative, the information required by Item 7(d)(2)(ii)(F) of Schedule 14A. As appropriate, please also provide the information required by Item7(d)(2)(ii)(G) of Schedule 14A.

5. Please identify more specifically the minimum qualifications and specific skills that the committee believes are necessary for directors to possess, pursuant to Item 7(d)(2)(ii)(H) of Schedule 14A.

6.   Please include the information required by Item 7(d)(2)(ii)(I) of Schedule 14A and by Item 7(h)(3) of Schedule 14A.

Proposal Two, Amendment to the Company's Articles of Incorporation, page 13

7. In your description of the new preferred stock as "blank check" stock, you should also state specifically that shareholders will not be asked to approve any issuances of such stock, regardless of the designations that may be applied.

8. Also, in the last paragraph of this section, you should note that additional issuances of common stock could also be dilutive.

Relationship with Independent Auditors, page 14

9. It is unclear why your auditing fees are stated as approximate. Please revise to include actual figures.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

James A. Brown
Ashlin Development Corporation
June 30, 2005
Page 3

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Anslow
    FAX: (732) 577-1188